Exhibit 2

200 years proudly supporting Australia Westpac Institutional Bank Update – July 2017 All financial metrics in this presentation relate to Westpac Institutional Bank unless otherwise stated. Westpac Institutional Bank is a division of Westpac Banking Corporation ABN 33 007 457 141

A valuable franchise adapting well to a changing environment 2 A strong, award-winning institutional franchise Responded early to a changing environment A service strategy to deepen customer relationships, leveraging our industry expertise and capabilities Maintaining a consistently disciplined approach to managing risk and improving returns Westpac Institutional Bank July 2017

The sustainability of WIB’s franchise comes from the strength and scale of our platform, solutions and expertise 3 WIB’s franchise is continually being enhanced as leading products and expertise add to strength and scale which in turn enhances products and services to customers Westpac Institutional Bank July 2017 Industry expertise and capabilities • Broad expertise and insights to support customers • Bringing innovation to life (blockchain, data analytics, cyber security) • Backing Australia’s future with established sustainability strategy and commitment to cleaner energy Best in class products and services • Award-winning products and service • Comprehensive product suite enables WIB to maximise opportunities as they arise • Financial markets managing risk for clients 24/7 • Specialisation in Australian/New Zealand financial markets products – FX, fixed income, debt capital markets • Strong position in public sector banking • Innovative industry solutions for example in superannuation and government payments Strength and scale • Part of the Westpac Group, celebrating 200 years of service excellence • Over 2,700 customers, including 94% of the ASX top 100 • Significant scale, particularly in transactional banking – managing more than 850 relationships • Comprehensive product coverage supported by international presence across 6 regions • AA-rated balance sheet • Track record of prudent risk management

An important and valuable part of the Group 4 11 37 17 • • Financial Markets business provides portfolio diversification Partnership with Business Bank, BTFG and Consumer Bank (BWC products across Westpac brands 1.77 1.76 1.72 1 Excludes Group Business Unit. 2 As at 31 March 2017. 3 Revenue is for the 12 months to 30 September 2016. Westpac Institutional Bank July 2017 Improved returns Net interest margin (%)ROE (%)Expenses ($m) 14.1669678657 1H162H161H171H162H161H171H162H161H17 11.3 9.9 Contribution to Westpac Group 1H17 cash earnings by operating division1 (%)• 17% of Group earnings2 Consumer Bank• $3.1bn revenue3 Business Bank• $93.8bn deposits2 / $71.5bn net loans2 BT Financial Group 10Westpac Institutional BankPartnership) delivering simple and scalable Financial Markets 25Westpac New Zealand

Actively responded to macro environment and industry trends 5 Forces of Change WIB Response Implemented a leaner and more agile structure based on service Support customers through cycles Actively supporting public sector, infrastructure, health and services sectors Maintaining prudent credit disciplines • • Transitioning economy with lower growth profile Shorter more volatile cycles Intensified competition MACRO ENVIRONMENT • • • • • • Partner with Fintechs to deliver new technologies (e.g. blockchain) and increase delivery speed Development of solutions to enhance customer capability/efficiency • • • Automation Big data Open platforms DIGITISATION • • • • • Reduced lower return assets and optimised limits Renewed focus on conduct and compliance Create business value with regulatory spend Investing alongside NPP to deliver improved transaction capability • • Increased capital requirements Focus on conduct & compliance CAPITAL & REGULATION Westpac Institutional Bank July 2017

Service strategy aligned to Group strategic priorities

6

WIB's strategy is based on developing deep and enduring relationships through leading platforms, solutions and deep industry/market insights

Performance Discipline

- Reduced costs to better match revenue environment
- Pricing discipline has contributed to improved margins
- Rationalised low return activities e.g. trade and selectively reduced exposure to property and natural resources

Service Leadership

- 99% retention rate[1] for transactional relationships
- Lead transactional banker for 4 state and territory governments and various agencies
- First to market with online Corporate Loan Portal

Digital Transformation

- LitePay offers FX settlement within hours, previously 3 days
- Introduced digital client forms, delivering a 45% reduction in turn-around-times to identify and verify new entities for AML/KYC purposes

Targeted Growth

- Retaining and deepening customer relationships
- Innovative payment solutions for government and education sectors
- Partnership with Business Bank, BTFG and Consumer Bank

Workforce Revolution

- Empowering bankers to be the best they can be, including investment in leadership and technical capabilities
- Retaining a stable and experienced workforce

1 Transactional banking relationships retention rate defined as the percentage of customer qualifying as a 'transactional relationship' for the duration of 1H17.

Westpac Institutional Bank July 2017

An operating model that supports customer service and business agility

| 7

Corporate & Institutional Banking	Global Transaction Services	Financial Markets	Other businesses
37%	20%	33%	10%
Trusted solutions and advice delivered through expert relationship management and deep industry understanding	*Smart and efficient cash management and transactional services*	*Debt Markets, FX and Commodities products to retail, corporate and institutional clients*	

Sales & Services

Corporate & Institutional Banking	Global Transaction Services	Financial Markets	Other businesses
Relationship Management	Specialist Sales	Sales	Pacific (Fiji & PNG), Hastings and other items i.e. CVA
	Accounts Management	BWC Partnership Sales	

Product

Corporate & Institutional Banking	Global Transaction Services	Financial Markets
Financing	Transaction Banking	Financial Markets

Research and Customer Support

Corporate & Institutional Banking	Global Transaction Services	Financial Markets
Industry Analytics & Research	Global Client Experience	Trading & Institutional Insights

International – Singapore, London, New York, Hong Kong, Mumbai, Beijing, Shanghai & Jakarta

xx% = Per cent of total WIB revenues (average over 1H16, 2H16 & 1H17)

Westpac Institutional Bank July 2017

Bringing together capabilities across the WIB platform in infrastructure 8 • WIB has provided >$2.4 billion of new committed funding in support of the Australian and New Zealand infrastructure sector in the last 12 months Supported key clients at a lead level in every major infrastructure development, PPP and Privatisation Westpac is currently supporting live bids for other major infrastructure projects 7 of 10 major infrastructure wins in the last year >$45bn total infrastructure project value • • Largest single parcel of AUD interest rate swaps ever executed Won term deposits from proceeds of sale Westpac Institutional Bank July 2017 Ausgrid case study: Leveraging expertise across the business • WIB helped facilitate the successful sale of 50.4% of Ausgrid for $16.2bn • Identified infrastructure opportunity early in 2013/2014 and increased capabilities to support multiple bid consortiums • Leveraged strong relationship position across the transaction ecosystem, primarily with consortium members IFM and AustralianSuper • Included direct transaction support via project financing, underwriting and syndications and risk management (hedging) through to cash management support of the flow of funds both pre-and post-transaction • Corporate and Institutional Banking - WIB provided a funding and underwriting package - Facilitated further funding on the day for two Vostro bank customers funding their share of the loans • Financial Markets - Executed and novated the largest single parcel of AUD interest rate swaps in the Australian market - WIB awarded the Sole Execution Role on AUD interest rate swaps due to market experience, competitive pricing and trusted advisor status • Global Transactional Banking - WIB successful in winning term deposits from the proceeds of sale

Well positioned for opportunities in public sector banking

9


Government bodies
Government agencies
Govt

- >$30bn in deposits
- 168m[1] transactions processed a year

- **WIB is the largest banker to the Australian/NZ public sector**
- Banker to NSW, Victoria, Tasmania & ACT governments (representing >60% of the Australian population)
- Mandated banker to the New Zealand government
- As the leading government banker, Westpac also supports various government departments and agencies
- Increases opportunity to bank other public service entities including schools, universities and hospitals

Leveraging our strong public sector position

Strength and Scale	Products and Services	Expertise and Capability
Long term position in public sector banking creates efficiency opportunities for both the public and private sector; Supports pay-back in new developments – i.e. NPP	• Leveraging WIB's expertise in transactional banking and financial markets • Delivering advisory solutions covering cash management through to digitisation of payments	• Lead level participation in PPP creates expertise and future opportunities • Unique capabilities to support government initiatives in environment and social policy

QuickSuper

- In 2014 the Federal Government introduced SuperStream, requiring employers to submit superannuation and data electronically
- WIB developed the QuickSuper clearing house and gateway to enable businesses to meet these new requirements and materially simplify the process of paying super for employers
- Currently used by +150,000 employers
- 42m transactions in 1H17, up 30% over 1H16

TEELS

- In August 2016 the Tasmanian government announced a scheme to assist individuals and small businesses purchase energy efficient products or energy generation solutions
- WIB coordinated specialists across the business including credit cards, asset finance, commercial banking to deliver a solution
- Resulted in 2,400 applications in the first 3 months, with $6.7m approved

1 Excludes New Zealand government.

Westpac Institutional Bank July 2017

200

Investing in innovative customer solutions, including our market-first Corporate Lending Portal 10 Westpac Corporate Lending Portal Digitises ~$40bn of loans across 1,500 large and complex customers Provides a self-service option to customers replacing the 2,500 – 3,000 requests made by phone, fax or email for drawdowns, repayments or rollovers on corporate loans and bank guarantees The portal provides customers with visibility and control over their loans, with • 1 3 4 • • - Easy self-service for lending workflow tasks Fast and secure access Historical data and real-time status updates on requests - - 2 • In addition to improving customer outcomes, the portal is designed to - Increases stickiness and support revenue uplift - Generates banker efficiency through increased customer self-service Significant customer demand – plans to scale up and develop in an agile way, based on customer needs Self-service workflow, for example 3Initiate drawdowns Real-time visibility, for example 1 View current lending and historical transactions Request standard guarantees Receive notifications 2 4 • Westpac Institutional Bank July 2017

Benefiting from a disciplined approach to managing the balance sheet 11 83.4 80.3 banker to 4 state and reflecting disciplined approach 87.3 81.7 •Reduction in overseas Westpac Institutional Bank July 2017 WIB balance sheet WIB deposits ($bn)•Deposits up 17% or $13.5bn since 2H15 93.8•Benefiting from WIB’s position as transactional territory governments Sep-15Mar-16Sep-16Mar-17 WIB net loans and RWA ($bn)•Net loans down 6% or Net loansRWA$4.8bn since 2H15, 92.093.4 76.3 75.4 73.8 71.5 trade finance exposures by 60% •Focus on improving capital efficiency, including a reduction in unused limits Sep-15Mar-16Sep-16Mar-17 88.4 WIB stressed exposures as a % of TCE (%) Impaired 4.690+ days past due and not impaired FY10FY11FY12FY13FY14FY151H162H161H17 •Strong risk management disciplines, an experienced credit team and a high quality portfolio have seen WIB maintain a strong credit performance Watchlist & substandard . 2.6 2.1 1.2 0.90.80.80.9 0.6

Australasia’s leading Institutional Bank 12 Strong and enduring customer franchise Industry expertise and capability Best in class products and services Well positioned for opportunities as they arise Maintaining performance discipline Investing in innovative customer solutions Westpac Institutional Bank July 2017

Additional slides

Definitions

14

AIEA	Average interest-earning assets and is the average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period
Cash earnings	Is a measure of the level of profit that is generated by ongoing operation and is therefore available for distribution to shareholders. Three categories of adjustments are made to reported results to determine cash earnings: material items that key decision makers at Westpac believe do not reflect ongoing operations; items that are not considered when dividends are recommended; and accounting reclassifications that do not impact reported results. For details of these adjustments refer to Westpac's 2017 Interim Financial Results (incorporating the requirements of Appendix 4D) for the six months ended 31 March 2017 available at www.westpac.com.au
Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight
Net interest margin	Calculated by dividing net interest income by average interest-earning assets
Net tangible assets per ordinary share	Net tangible assets (total equity less goodwill and other intangible assets less minority interests) divided by the number of ordinary shares on issue (reported)
Weighted average ordinary shares (cash earnings)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period
Weighted average ordinary shares (reported)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group ('Treasury shares')

Impaired assets	Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer's outlook, cashflow, and the net realisation of value of assets to which recourse is held: 1. facilities 90 days or more past due, and full recovery is not in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; 2. non-accrual assets: exposures with individually assessed impairment provisions held against them, excluding restructured loans; 3. restructured assets: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer; 4. other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and 5. any other assets where the full collection of interest and principal is in doubt.
Stressed loans	Stressed loans are the total of watchlist and substandard, 90 days past due and not impaired and impaired assets
Watchlist and substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal
Total committed exposures (TCE)	Represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk

Westpac Institutional Bank July 2017

Definitions (continued) 15 BT Financial Group (Australia) (BTFG) is the wealth management and insurance arm of Westpac Group providing a broad range of associated services. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation, retirement products, wealth administration platforms, private banking, margin lending and equities broking. BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses third parties for the manufacture of certain general insurance products as well as actively reinsuring its risk using external providers across all insurance classes. BTFG operates a range of wealth, funds management (including Ascalon which is a boutique incubator of emerging fund managers), and financial advice brands and operates under the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance. BT Investment Management Limited (BTIM) is 29.3% owned by BTFG (following a partial sale in 2015) with the business being equity accounted from July 2015. BTFG works in an integrated way with all the Group’s Australian divisions Consumer Bank (CB) is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer relationship managers along with an extensive network of branches, call centres and ATMs. Customers are also supported by a range of internet and mobile banking solutions. CB also works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including in wealth and foreign exchange. The revenue from these products is mostly retained by the product originators Consumer Bank BTFG Business Bank (BB) is responsible for sales and service to micro, SME and commercial business customers for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their lending, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance, property finance and treasury. The division is also responsible for consumer customers with auto finance loans. BB works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including corporate superannuation, foreign exchange and interest rate hedging. The revenue from these products is mostly retained by the product originators in supporting the insurance and wealth needs of customers Business Bank Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia. Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. Westpac New Zealand also has its own infrastructure, including technology, operations and treasury Westpac NZ Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. Customers are supported throughout Australia as well as via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific currently providing a range of banking services in Fiji and PNG. WIB works in an integrated way with all the Group’s divisions in the provision of more complex financial needs including across foreign exchange and fixed interest solutions WIB This segment provides centralised Group functions including Treasury, Technology and Core Support (finance, human resources etc.). Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses. This segment also reflects Group items including: earnings on capital not allocated to divisions, earnings from non-core asset sales and certain other head office items such as centrally raised provisions Group Businesses or GBU Westpac Institutional Bank July 2017

Investor Relations Team 16 www.westpac.com.au/investorcentre andrewbowden@westpac.com.au nicole.mehalski@westpac.com.au Westpac Institutional Bank July 2017 Equity Investor Relations Andrew BowdenNicole MehalskiAnnual reports Head of Investor RelationsDirectorPresentations and webcasts +61 2 8253 4008+61 2 8253 16675 year financial summary Prior financial results Debt Investor Relations Jacqueline BoddyLouise Coughlan DirectorDirector (Rating Agencies) +61 2 8253 3133+61 2 8254 0549 jboddy@westpac.com.aulcoughlan@westpac.com.au Retail Shareholder Investor Relations Danielle StockJillian Maxwell Senior ManagerSenior Manager +61 2 8253 0922+61 2 8253 6556 danielle.stock@westpac.com.aujillian.maxwell@westpac.com.au Or email: investorrelations@westpac.com.au

Disclaimer 17 The material contained in this presentation is intended to be general background information on Westpac Banking Corporation (Westpac) and its activities. The information is supplied in summary form and is therefore not necessarily complete. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated. Unless otherwise noted, financial information in this presentation is presented on a cash earnings basis. Cash earnings is a non-GAAP measure. Refer to Westpac’s 2017 Interim Financial Results (incorporating the requirements of Appendix 4D) for the six months ended 31 March 2017 available at www.westpac.com.au for details of the basis of preparation of cash earnings. This presentation contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this presentation and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions, financial support to certain borrowers, indicative drivers, forecasted economic indicators and performance metric outcomes. We use words such as ‘will’, ‘may’, ‘expect’, 'indicative', ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’, ‘aim’, or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section titled ‘Risk factors' in Westpac’s Interim Financial Results (incorporating the requirements of Appendix 4D) for the six months ended 31 March 2017 (or Annual Report for the year ended 30 September 2016) available at www.westpac.com.au. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation to update any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, after the date of this presentation. Westpac Institutional Bank July 2017